                              HARTMAN & CRAVEN LLP
                               488 MADISON AVENUE
                              NEW YORK, N.Y. 10022

                               TEL: (212) 753-7500
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                              www.hartmancraven.com

                                                     JOEL I. FRANK, PARTNER
                                                     Direct Line: (212) 836-4920
                                                     Direct Fax: (212) 836-4955
                                                     jfrank@hartmancraven.com
                                                     ------------------------

                                  July 27, 2005

VIA EDGAR
Ms. Beverly A. Singleton
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:   Chinawe.com Inc.
               Supplemental response letter dated May 31, 2005 regarding the
               Annual Report on Form 10-KSB (fiscal year ended December 31,
               2004) File No. 0-29169

Dear Ms. Singleton:

         On behalf of Chinawe.com Inc. (the "Company"), we hereby submit a reply to the SEC comment letter dated July 1, 2005 re: Chinawecom, Inc., Supplemental response letter dated May 31, 2005 regarding the Annual Report on Form 10-KSB
(Fiscal year ended December 31, 2004) [the "Comment Letter"].

         The Company, in accordance with the Staff's request, hereby confirms that the Staff's comments in the Comment Letter will be complied with.

         Form 10-KSB (Fiscal Year Ended December 31, 2004)
         -------------------------------------------------

         General
         -------

Comment:  1.      Please file your supplemental response letter dated May 31,
                  2005 and all subsequent correspondence with us in electronic form, under the label "corresp", pursuant to Rule 101(a)(3)
                  of Regulation S-T.

Response:         The supplemental response letter dated May 31, 2005 was filed with the Securities and Exchange Commission on July 25, 2005 in electronic form, under the label "corresp", pursuant to
                  Rule 101(a)(3) of Regulation S-T.

Comment:          2. We note you did not respond to our previous request to
                  provide certain written acknowledgment that had been included under the "Other" section of our letter

HARTMAN & CRAVEN LLP

Ms.Beverly A. Singleton
Securities and Exchange Commission
July 27, 2005

                  dated May 17, 2005. As such, we have reiterated the request within this letter. Please provide in your next written
                  correspondence letter to us.

Response:  The Company acknowledges that:

                  o    the Company is responsible for the adequacy and accuracy
                       of the disclosure in the filing;

                  o    staff comments or changes to disclosure in response to
                       staff comments do not foreclosure the Commission from
                       taking any action with respect to the filing; and

                  o    the Company may not assert staff comments as a defense in
                       any proceeding initiated by the Commission or any person
                       under the federal securities laws of the United States.

                  Response to Prior Comment Number 1
                  ----------------------------------

Comment: 3.       We have reviewed your response. We continue to believe that the rent reduction should be recorded in operating activities.
                  Please clarify, in your footnote and in MD&A, the amount of the decrease in fiscal 2004 rental expense attributable to this rental reduction for fiscal 2003. Please also clarify in your filing whether the rent reduction is expected to
                  continue. That is, disclose whether all subsequent fiscal
                  periods are subject to the original lease terms.

Response:         In view of the Company having continued to incur losses over the past several years, the Company negotiated with the
                  landlord, an affiliate of the Company, from whom the Company rented its office space, for a rent reduction in 2004. The
                  Company had provided for such office space rent in the
                  financial statements for the year ended December 31, 2003 in the amount of Hong Kong $20,000. Since the request for the rent reduction was agreed to by the landlord in 2004 and was effective from November 1, 2003, the Company credited the
                  "write back" of the provision previously made to the
                  Statement of Operations for the year ended December 31,
                  2004. No rental was charged by the landlord to the Company for the year ended December 31, 2004 and the rent reduction remained effective until a subsidiary of the Company entered into a definitive agreement with Huizhou One Limited, a
                  subsidiary of Citigroup Financial Products Inc. in April
                  2005. Commencing from April 2005, the Company has agreed to resume payment of the monthly rent of HK$10,000 per month.

                  We agree with the Staff that such rent reduction should be recorded in operating activities and we shall make the
                  relevant adjustments and file an amendment to the December 31,
                  2004 Annual Report on Form 10-KSB reflecting such adjustments.

HARTMAN & CRAVEN LLP

Ms.Beverly A. Singleton
Securities and Exchange Commission
July 27, 2005

                  Response to Prior Comment Number 2
                  ----------------------------------

Comment:  4.      Please disclose your supplemental response within MD&A that you will no longer be financially dependent on the various related parties.

Response:

                  The Company will disclose its supplemental response within
                  MD&A that it will no longer be financially dependent on the various related parties.

                  Response to Prior Comment Number 3

Comment:  5.      We note your supplemental response that you are willing to report your financial statements solely in U.S. dollars on a going forward basis. Please revise beginning with your next quarterly report on Form 10-QSB filing.

Response:         Beginning with the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 2005, the Company's financial statements will be reported solely in U.S. dollars.

         Thank you for your attention to this matter.

                                               Sincerely yours,

                                               /s/ Joel I. Frank
                                               -----------------------
                                               Joel I. Frank